VIA ELECTRONIC TRANSMISSION AND

OVERNIGHT DELIVERY

July 31, 2015

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attention: Michael Clampitt

                 Senior Counsel

Re:	Farmers National Banc Corp. Registration Statement on Form S-4 Filed July 17, 2015 File No. 333-205725

Dear Mr. Clampitt:

This letter sets forth the responses of Farmers National Banc Corp. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated July 29, 2015, related to the above-referenced Registration Statement on Form S-4. For your convenience, we have set forth below each of the Staff’s comments included in the July 29, 2015, letter and the Company’s corresponding responses.

Registration Statement on Form S-4 filed July 17, 2015

Opinion of TSOH’s Financial Advisor, page 36

1.	Please revise to disclose the actual transaction fee payable to Boenning for delivery of its fairness opinion, and the portion of the fee that is subject to the closing of the merger.

Response:

The description of the fees payable to Boenning has been changed to reflect this comment under the heading “THE MERGER – Opinion of TSOH’s Financial Advisor” on page 42 of Amendment No. 1 to the Registration Statement on Form S-4.

Michael Clampitt

July 31, 2015

Interests of TSOH Directors and Executive Officers in the Merger, page 42

2.	Please provide all of the disclosure required by Item 18(a)(5) Form S-4, including material terms of the employment arrangement with the target’s current president and chief executive officer. In addition, disclose any compensation to be paid to any officer or director from any compensation plan or employment agreement resulting from the merger.

Response:

The description of the employment arrangements and interests of TSOH’s officers and directors relating to the Merger has been changed to reflect these comments under the headings “SUMMARY – Interests of directors and executive officers of TSOH” and “THE MERGER – Interests of TSOH Directors and Executive Officers in the Merger” on pages 13 and 43 of Amendment No. 1 to the Registration Statement on Form S-4.

Material U.S. Federal Income Tax Consequences of the Merger, page 42

3.	Please revise the last paragraph on page 42 and the second paragraph on page 44 to clarify that the merger “will be” a Section 368(a) reorganization and that the shareholders will recognize no gain or loss for shares received and state that you filed the tax opinions as exhibits to the registration statement. Make corresponding changes in the Summary section in response to this comment.

Response:

The description of the tax consequences of the Merger has been changed to reflect these comments under the headings “SUMMARY – Material U.S. federal income tax consequences of the Merger” and “THE MERGER – Material U.S. Federal Income Tax Consequences of the Merger” on pages 12 and 44-47 of Amendment No. 1 to the Registration Statement on Form S-4.

4.	Please revise the language “[T]his section contains the tax opinions . . .” to clarify that the disclosure in this section of the prospectus is the opinion of counsel. Revise so that the disclosure clearly identifies and articulates the opinions being rendered.

Response:

The description of the tax consequences of the Merger has been changed to reflect these comments under the heading “THE MERGER – Material U.S. Federal Income Tax Consequences of the Merger” on page 44 of Amendment No. 1 to the Registration Statement on Form S-4.

Michael Clampitt

July 31, 2015

The Merger Agreement, page 48

5.	We note your disclaimer in the second paragraph stating that the representations and warranties in the merger agreement “may be subject to a contractual standard of materiality different from the standard of materiality generally applicable to statements made by a corporation to shareholders . . . .” Please remove the last sentence of this paragraph or revise it to remove any suggestion that the merger agreement, including the representations and warranties in the agreement, do not constitute public disclosure under the federal securities laws.

Response:

The last sentence of the second paragraph appearing under the heading “THE MERGER AGREEMENT” has been deleted from page 49 of Amendment No. 1 to the Registration Statement on Form S-4.

Part II. Exhibits

6.	Please file signed and dated versions of your legal and tax opinions.

Response:

The signed and dated legal opinion of Vorys, Sater, Seymour and Pease LLP, counsel to the Company, was previously filed as Exhibit 5.1 to the Registration Statement on Form S-4. The signed and dated tax opinions of Vorys, Sater, Seymour and Pease LLP, counsel to the Company, and Buchanan Ingersoll & Rooney PC, counsel to Tri-State 1st Banc, Inc., are filed as Exhibits 8.1 and 8.2, respectively, in Amendment No. 1 to the Registration Statement on Form S-4.

In connection with these responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Michael Clampitt

July 31, 2015

We believe that the foregoing address each of the comments raised in the Staff’s letter. If you have any further questions or require additional information, please do not hesitate to contact me at (330) 533-3341.

Sincerely,

/s/ Kevin J. Helmick
Kevin J. Helmick
President and Chief Executive Officer

cc: J. Bret Treier, Esq., Vorys, Sater, Seymour and Pease LLP